FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

Item
1.	Material Fact

2

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Securities’ Registry Nº042

Santiago, November 2, 2005

Messrs.

Chilean Securities Commission

Discloses MATERIAL INFORMATION pursuant to article 9 and the second paragraph of article 10 of Law 18,045.-

Ladies and gentlemen:

The undersigned, as Chief Executive Officer of the corporation named Celulosa Arauco y Constitución S.A., a company domiciled in Santiago, Avenida El Golf 150, 14th Floor, registered in the Securities Registry with Nº 42, Tax Identification Number: 93,458,000-1, and as duly empowered by the Board of Directors to provide this information, hereby communicates to the Chilean Securities Commission the following MATERIAL INFORMATION:

The Board of Directors of Celulosa Arauco y Constitución S.A., in a meeting held on November 2, 2005, approved the following transaction, which is communicated pursuant to article 44 of Law 18,046.-

INSURANCE EXTENSION WITH CRUZ DEL SUR S.A.

It has been reached an agreement with Compañía de Seguros Generales Cruz del Sur S.A. for the extension of the term of duration of the fire insurance policies, of Celulosa Arauco y Constitución S.A. and its subsidiaries, for a cost in premium of about US$3,300,000.- in total, for the term of six months counted from May 15, 2006 in which expires the duration of the current insurance policy.-

The above Insurance Company counts within its directors Messrs. José Tomás Guzmán Dumas, Roberto Angelini Rossi and Jorge Andueza Fouque, who are also directors of Celulosa Arauco y Constitución S.A..-

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

MATÍAS DOMEYKO CASSEL

Chief Executive Officer

c.c.	BOLSA DE COMERCIO DE SANTIAGO, La Bolsa St. Nº 64
BOLSA ELECTRÓNICA DE CHILE, Huérfanos Nº 770- 14 Floor
BOLSA DE VALORES VALPARAISO, P.O. Box 218-V, Valparaíso.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: November 25, 2005	By:	/s/ MATIAS DOMEYKO
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer